[Letterhead of Shearman & Sterling LLP]

May 17, 2011

Via EDGAR and Overnight Courier

Pamela A. Long
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C.  20549-3561

Re:	Dycom Industries, Inc.
Registration Statement on Form S-3
Filed on: March 25, 2011
File No.: 333-173059

Dear Ms. Long:

In connection with the filing by Dycom Industries, Inc. of its Amendment No. 1 (“Amendment No. 1”) to the Registration Statement on Form S-3, we hereby confirm to the staff (the “Staff”) of the Securities and Exchange Commission that we concur with the Staff’s understanding that the reference to General Corporation Law of the State of Delaware in our opinion attached as Exhibit 5.1 to Amendment No. 1 includes the Delaware Constitution, The General Corporation Law of the State of Delaware (8 Del. C. § 101, et seq.) and any reported judicial decisions interpreting these laws.

If you have any questions regarding the foregoing, or if you require additional information, please contact the undersigned at (212) 848-4813.

Very truly yours,

/s/ Michael J. Schiavone

Michael J. Schiavone

Cc:	Era Anagnosti , U.S. Securities and Exchange Commission
Steven E. Nielsen, Dycom Investments, Inc.
H. Andrew DeFerrari, Dycom Investments, Inc.
Richard B. Vilsoet, Dycom Investments, Inc.
Joseph Dowds, Deloitte & Touche LLP